Cimarex Energy Co.
1700 Lincoln St.,
Suite 1800
Denver, CO 80203

July 27, 2005

Jeffrey B. Werbitt
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Re:
Schedule TO-I filed by Cimarex Energy Co. on July 6, 2005, File No. 005-78712

Dear Mr. Werbitt:

        Reference is made to your letter dated July 19, 2005 regarding the Schedule TO-I filed by Cimarex Energy Co. (the "Company") on July 6, 2005, File No. 005-78712. Our responses to the comments contained in your letter are provided herewith by our counsel, Holme Roberts & Owen LLP.

        You have requested in your letter that we acknowledge, and we hereby acknowledge that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff of the Securities and Exchange Commission (the "Commission") do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let us or our counsel know if you have any questions or further comments.

Very truly yours,

/s/ Paul Korus

Paul Korus
Chief Financial Officer

July 27, 2005

Securities and Exchange Commission
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Mr. Jeffrey B. Werbitt, Attorney-Advisor

Re:
Cimarex Energy Co.
Schedule TO-I
Filed on July 6, 2005
File No. 005-78712

Ladies and Gentlemen:

        On behalf of Cimarex Energy Co., a Delaware corporation ("Cimarex"), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 1 to Schedule TO-I (the "Amendment No. 1") relating to Cimarex's offer to purchase its outstanding Floating Rate Convertible Senior Notes due 2023 originally issued by Magnum Hunter Resources, Inc.

        The Schedule TO-I has been revised in response to the comments received from the Staff set forth in the letter, dated July 19, 2005, to Paul Korus of Cimarex (the "Comment Letter"). To facilitate your review, we are also sending to Mr. Werbitt's attention six copies of the Amendment No. 1, including exhibits, and three copies of Amendment No. 1 marked to show changes to Item 8, "Interest in Securities of Subject Company," from the Schedule TO-I filed on July 6, 2005.

        Each numbered comment of the Comment Letter has been reproduced below, followed by Cimarex's response. The unnumbered comments have not been reproduced; however, in connection therewith, Cimarex has provided the requested statement and acknowledgements.

Change in Control Notice and Offer to Purchase

Summary Term Sheet, page 1

1.
Comment: We note that a security holder may only withdraw tendered notes at any time on or before expiration. Please revise your disclosure to disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii).

Response: We have revised the disclosure as you requested.

Incorporation by Reference, page 7

2.
Comment: We note that you are attempting to incorporate by reference all future documents and reports filed after the date of your offer to purchase and at or prior to the expiration time of your offer. However, Schedule TO does not permit "forward" incorporation by reference. If the information provided to note holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to unit holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Response: We have revised the disclosure as you requested.

The Offer, page 10

Terms of the Offer, page 10

3.
Comment: We note that you expressly reserve the right, in your sole discretion, to terminate the offer. The retention of a unilateral right to terminate the offer appears to render the offer illusory and should be deleted. Alternatively, revise your offer to set forth only objective criteria by which you may terminate the offer. Please revise your document where similar disclosure is presented.

Response: We have revised the disclosure as you requested.

Condition to the Offer, page 22

4.
Comment: We refer you to the disclosure that you may delay the acceptance for payment of, or payment for, any tendered notes, if at the Expiration Time, or at any time after the Expiration Time, an Event of Default is continuing. Other than those conditions dependent upon the receipt of government approvals, all conditions must be satisfied or waived prior to expiration of the offer. Similarly, we note the disclosure that you may terminate the offer after the Expiration Time and prior to the payment of the Repurchase Price. In this regard, termination of the offer as a result of the occurrence of an offer condition must take place prior to expiration. Please revise your disclosure.

Response: We have revised the disclosure as you requested.

        If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Paul Thompson at (303) 866-0676 or Peter Hansen at (303) 866-0238.

        Yours very truly,

        /s/ Paul G. Thompson

        Paul G. Thompson

cc:
Paul Korus, Cimarex Energy Co.
Thomas A. Richardson, Esq., Holme Roberts & Owen LLP
J. Gregory Holloway, Esq., Holme Roberts & Owen LLP

Enclosures